Cascades now owns close to 58% of the common shares of Reno De Medici

Kingsey Falls, Québec, June 18, 2013 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces that it now owns 217,474,385 common shares of Reno De Medici S.p.A. (“Reno”) or 57.6% of the outstanding common shares.

“With the purchase of these shares, we concluded the put and call option agreement entered into with Industria e Innovazione S.p.A. in 2010. Reno is a leader in the recycled boxboard market in Italy, ranked second in Europe. We are pleased with the progress we made together since the merger of our European recycled boxboard operations in 2008.”, stated Mr. Mario Plourde, President and Chief Executive Officer of Cascades.

For further details concerning Cascades’ European platform, please visit www.cascades.com or www.renodemedici.it.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

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Hugo D’Amours

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